SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of March 2017

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form   40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Market Announcement Dated December 27, 2016: Taesa: Purchase Agreement of shares held by FIP Coliseu

2.	Summary of Minutes of the 245th Meeting of the Board of Directors Held on June 29, 2016

3.	Market Announcement Dated January 3, 2017: Reply to CVM Inquiry Letter 4/2017-CVM/SEP/GEA-1, of January 2, 2017

4.	Summary of Minutes of the 671th Meeting of the Board of Directors Held on August 31, 2016

5.	Market Announcement Dated January 20, 2017: Renova Energia S.A.: Acceptance of offer to sell assets

6.	Market Announcement Dated January 13, 2017: Agreement for sale of Assets of Renova Energia S.A.

7.	Minutes of the 685th Meeting of the Board of Directors Held on January 20, 2017

8.	Summary of Minutes of the 684th Meeting of the Board of Directors Held on January 20, 2017

9.	Minutes of the 677th Meeting of the Board of Directors Held on October 31, 2016

10.	Market Announcement Dated February 01, 2017: Comments on media reports

11.	Market Announcement Dated January 31, 2017: Comments on media reports

12.	Summary of Minutes of the 686th Meeting of the Board of Directors Held on February 10, 2017

13.	Market Announcement Dated February 13, 2017: Reply to CVM Inquiry Letter 80/2017-CVM/SEP/GEA-1, of February 10, 2017

14.	Market Announcement Dated February 14, 2017: Reply to CVM Inquiry Letter 85/2017/CVM/SEP/GEA-1, of February 13, 2017

15.	Market Announcement Dated February 20, 2017: Changes to the Executive Board

16.	Market Announcement Dated February 21, 2017: Applications to Energy Ministry for opening of administrative proceedings: Concessions of the Volta Grande, Jaguara, São Simão and Miranda Plants

17.	Convocation of Extraordinary General Meeting of Stockholders to be Held on March 30, 2017

18.	Market Announcement Dated March 07, 2017: Injunction Keeps Cemig in Control of São Simão Plant

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: March 10, 2017	By:	/s/ Adézio de Almeida Lima
	Name:	Adézio de Almeida Lima
	Title:	Chief Finance and Investor Relations Officer

1. MARKET ANNOUNCEMENT DATED DECEMBER 27, 2016: TAESA: PURCHASE AGREEMENT OF SHARES HELD BY FIP COLISEU

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa: Purchase Agreement of shares held by FIP Coliseu

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general, as follows:

On December 27, 2016, Transmissora Aliança de Energia Elétrica S.A. (“Company”, “Taesa”) filed the following Material Announcement:

“Transmissora Aliança de Energia Elétrica S.A. (“Company”, “TAESA”), in accordance with Article 157, Paragraph Four, of Law No. 6,404/76 and CVM Resolution No. 358/02, hereby informs to its shareholders and the market in general that, on the date hereof, it received the attached notice sent by Fundo de Investimento em Participações Coliseu and Fundo de Investimento em Ações Taurus (jointly, “Sellers”), informing that, on December 27th, 2016, a Share Purchase Agreement was executed with Interconexión Eléctrica S.A. E.S.P. (“Agreement” and “Buyer”, respectively) for the sale of the totality of their equity interests bound to the block of control of TAESA, representing, jointly, 26.03% of the common shares and 14.88% of the total capital stock of TAESA, for the total amount of R$1,055,932,217.19.

Pursuant to the Agreement, the completion of the Transaction is subject to the terms and conditions usually adopted in this kind of transaction, including, among others, the obtaining of governmental authorities’ approvals, such as the Administrative Council for Economic Defense (Conselho Administrativo de Defesa da Concorrência – CADE) and the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL).

Upon completion of the transaction, the equity interest of 41.6% in the block of control of TAESA, which is currently held by the Sellers, will be held by the Buyer, who will adhere to the Shareholders’ Agreement of TAESA, with the same rights and obligations currently attributed to the Sellers.

Rio de Janeiro, December 27, 2016.

Marcus Pereira Aucélio

Chief Financial and Investor Relations Officer

TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Annex

Notice of the Sellers received by the Company on the date hereof

“Rio de Janeiro, December 27, 2016

To

Transmissora Aliança de Energia Elétrica S.A.

Praça XV de Novembro, No. 20, 6º floor, rooms 601 and 602

20010-010 – Rio de Janeiro – RJ

Att.:	Investor Relations Executive Officer Mr. Marcus Pereira Aucélio

Ref.: Sale of shares issued by TAESA held by FIP Coliseu and FIA Taurus

Dear Sirs,

FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES COLISEU, a Brazilian investment fund (fundo de investimento em participações), duly organized in accordance with the Resolution No. 578/16, issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários – “CVM”), enrolled with the National Register of Legal Entities (“CNPJ/MF”) under No. 09.619.403/0001-98, with head offices in the City and State of Rio de Janeiro, at Praia de Botafogo, No. 501, 5th floor – part, block 1 (“FIP Coliseu”), herein duly represented by its managing institution Banco Modal S.A., a financial institution with head offices in the City and State of Rio de Janeiro, at Praia de Botafogo, No. 501, 5th floor – part, block 1, enrolled with the CNPJ/MF under No. 30.723.886/001-62, herein duly represented pursuant to its By-Laws (“Banco Modal” or “Managing Institution”); and FUNDO DE INVESTIMENTO EM AÇÕES TAURUS, a Brazilian investment fund (fundo de investimento em participações), duly organized in accordance with CVM Resolution No. 555/14, enrolled with the CNPJ/MF under No. 22.590.150/0001-35, with head offices in the City and State of Rio de Janeiro, at Praia de Botafogo, No. 501, 5th floor – part, block 1, Botafogo (“FIA Taurus” and, jointly with FIP Coliseu, “Sellers”), herein duly represented by its managing institution Banco Modal, in their capacity as shareholders of TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA S.A., a publicly-held company, with head offices in the City and State of Rio de Janeiro, at Praça XV de Novembro, No. 20, 6th floor, rooms 601 and 602, enrolled with the CNPJ/MF under No. 07.859.971/0001-30 (“Company” or “TAESA”), hereby inform you the following for the adoption of the proper measures.

On the date hereof, the Sellers executed with INTERCONEXIÓN ELÉCTRICA S.A. E.S.P., a company duly organized and existing in accordance with the laws of Colombia, with head offices in the City of Medellín, at Calle 12 Sur #18-168 (“Buyer” and, jointly with the Sellers, “Parties”), a Share Purchase Agreement (“Agreement”), by which the Sellers agreed to sell the totality of the shares issued by the Company held by them to the Buyer, bound to the Shareholders’ Agreement of TAESA, representing twenty-six point three per cent (26.03%) of the common shares and fourteen point eighty-eight per cent (14.88%) of the total capital stock of TAESA, for the total amount of one billion, fifty-five million, nine hundred and thirty-two thousand, two hundred and seventeen reais and nineteen cents (R$1,055,932,217.19), subject to the adjustments and corrections established in the Agreement (“Transaction”).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Pursuant to the Agreement, the completion of the Transaction is subject to the terms and conditions usually adopted in this kind of transaction, including, among others, the obtaining of governmental authorities’ approvals, such as the Administrative Council for Economic Defense (Conselho Administrativo de Defesa da Concorrência – CADE) and the National Electric Energy Agency (Agência Nacional de Energia Elétrica – ANEEL).

Upon completion of the Transaction, the equity interest of forty-one point six per cent (41.6%) in the block of control of TAESA, which is currently held by the Sellers, will be held by the Buyer, who will adhere to the Shareholders’ Agreement of TAESA, with the same rights and obligations currently attributed to the Sellers.

We take this opportunity to express our votes of high esteem and consideration, and we remain at your entire disposal for any clarifications deemed necessary.

Sincerely yours,

[Original signed by Fundo de Investimento em Participações Coliseu and

Fundo de Investimento em Ações Taurus”

Belo Horizonte, December 28, 2016.

Franklin Moreira Gonçalves

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 245TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 29, 2016

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY – CNPJ: 06.981.180/0001-16 – NIRE: 31300020568

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

245TH MEETING

Date, time and place:	June 29, 2016 at 12 p .m. at the company’s head office, Av. Barbacena 1200, 17th floor, A1 Wing, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Alexandre de Queiroz Rodrigues.

Summary of proceedings:

I	Conflict of interest: The Board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

a)	The proposal by the Chair, as follows:

i)	Change of post: the Chief Corporate Management Officer,

Márcio Lúcio Serrano	– Brazilian, doctor, married, with domicile in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 18th floor, B2 Wing, Santo Agostinho, CEP 30190-131, Bearer of Identity Card M575788 issued by SSP/MG, and CPF 110906186-20, to be Chief Officer for Human Relations and Resources.

ii)	Election of

Luís Fernando Paroli Santos	– Brazilian, married, Systems Analyst, with domicile in Belo Horizonte, Minas Gerais, at Av. Barbacena 1200, 21st floor, A1 Wing, Santo Agostinho, CEP 30190-131, Bearer of Identity Card MG5307664 issued by SSP/MG, and CPF 903562416-53, as Chief Corporate Management Officer, on an interim basis together with his functions as Chief Institutional Relations and Communication Officer,

both to serve the rest of the present period of office, i.e. until the first meeting of the Board of Directors after the Annual General Meeting of 2019.

b)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	The Chair reported that, as a result of the decision of the Extraordinary General Meeting of Stockholders of Cemig D begun on June 14, 2016 and resumed and completed on June 17, 2016, the office of Chief Officer for the Gas Division was abolished, and the post and Office of Chief Officer for Human Relations and Resources was created. Consequently, since June 17, 2016, Mr. Felipe Torres do Amaral, until then Chief Officer for the Gas Division, has not been a member of the Company’s Executive Board.

VI	The members of the Executive Board are now as follows:

Chief Executive Officer:	Mauro Borges Lemos;
Deputy CEO:	Mateus de Moura Lima Gomes;
Chief Trading Officer:	Evandro Leite Vasconcelos;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Chief Distribution and Sales Officer:	Ricardo José Charbel;
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira;
Chief Corporate Management Officer:	Luís Fernando Paroli Santos*;
Chief Counsel:	Raul Lycurgo Leite;
Chief Officer for Human Relations and Resources:	Márcio Lúcio Serrano;
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos;
Director without portfolio:	Franklin Moreira Gonçalves.
* On interim basis, while also serving as Chief Institutional Relations and Communication Officer.

VII	Statement by Chief Officers: The Chief Officers taking new posts declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig D; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by Cemig’s Code of Professional Conduct and Statement of Ethical Principles, and by the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

VI	Unpaid leave: The Chair reported receipt by the Company of correspondence from the Board member Marcelo Gasparino da Silva, requesting unpaid leave from his functions on this Board, for personal reasons, from June 29, 2016 for 300 days, that is to say until April 28, 2017.

VII	Comments: The Chair made comments on matters of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Saulo Alves Pereira Junior,

Victor Guilherme Tito,

Aloísio Macário Ferreira de Souza,

Bruno Magalhães Menicucci,

Daniel Alves Ferreira,

José Augusto Gomes Campos,

Samy Kopit Moscovitch,

Antônio Dirceu Araújo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Alexandre de Queiroz Rodrigues

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. MARKET ANNOUNCEMENT DATED JANUARY 3, 2017: REPLY TO CVM INQUIRY LETTER 4/2017-CVM/SEP/GEA-1, OF JANUARY 2, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 4/2017-CVM/SEP/GEA-1, of January 2, 2017

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, January 2, 2017.

To Mr. Fabiano Maia Pereira

Investor Relations Director

Cia. Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

30190-131 Belo Horizonte, MG E-mail: ri@cemig.com.br

Tel.:(31) 3506-5024

cc: emissores@bvmf.com.br ccarajoinas@bvmf.com.br; apereira@bvmf.com.br

Subject: Request for explanation

Dear Sir,

1.	We refer to the report published by Reuters on January 2, 2017 under the headline:

“EXCLUSIVE: Renova negotiating sale of power plant to AES Brasil, source says; stock price rises more than 20%”,

which contains the following statements:

“The share price of Renova Energia, the vehicle for renewable energy investments of the Minas Gerais electricity utility Cemig, shot up more than 20 per cent in mid-session this Monday on the Bovespa, after Reuters reported that the company is in negotiations to sell a wind farm complex in the Northeast.

A source with knowledge of the transaction said today (Monday) that Renova is negotiating its Alto Sertão II wind farm complex with the Brazilian unit of the US company AES (AES.N) for between 600 million and 700 million Reais.

The source also said that most of the proceeds from the sale of the plant will be used to reduce Renova’s debt.

At 1.47 p.m., the price of Renova’s Units was up 22.50%, at 7.35 Reais, a peak for the day. At that time the Bovespa index was down 0.68%, the share price of AES Tietê was down 0.21%, and Cemig’s share price was up 0.13%.

The Alto Sertão II wind farm complex, in Bahia, has capacity to generate 386 megawatts and has been in operation since 2014.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Renova also intends to use part of the proceeds of the sale to complete construction of a new wind farm complex, Alto Sertão III, also in Bahia, on which the works are 90% complete.

Representatives of Renova and AES Brasil did not immediately comment.

Cemig has been looking for partners or ways of capitalizing Renova since the failure in 2015 of a transaction in which the US company SunEdison would have taken a stake in the company – this was canceled after SunEdison had financial difficulties in the US.

Cemig at one point organized a tender procedure to sell an interest in Renova, in which various multinational companies participated, but this did not produce any transaction.

Amid the difficulties, in 2016 Renova announced various reorganization measures, including renegotiation of contracts with power suppliers and reduction of its investment plan.”

2.	In view of the above, we order you to make a statement about this news report, and to comment on any other information considered to be important on the subject.

3.	This statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports, and should include a transcription of this letter.

4.	We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter, which is sent exclusively by e-mail, by January 3, 2017, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In reply to Official Letter 4/2017-CVM/SEP/GEA-1, of January 2, 2017, we repeat the content of the Market Notice published by Renova Energia S.A., an affiliated company of Cemig, on January 3, 2016:

“In response to the above request, the Company states that Renova has evaluated several options for reduction of its indebtedness and adapting its business plan, among which are sale of assets or entry of new partners into the company. However, so far there is no formal decision on the sale of assets nor any agreement on the terms and conditions of any potential disposal.

The Company takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.”

Belo Horizonte, January 3, 2017

Franklin Moreira Gonçalves

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. SUMMARY OF MINUTES OF THE 671TH MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 31, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 3130

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

671ST MEETING

Date, time and place:	August 31, 2016 at 10 a.m. at the head office.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved:

a)	The proposal by the Board member Marco Antônio Soares da Cunha Castello Branco, to change the composition of the Executive Board, as follows:

1)	Mr. Mateus de Moura Lima Gomes no longer to be Deputy CEO; and

Mr. Ricardo José Charbel no longer to be Chief Distribution and Sales Officer.

2)	that the Chief Corporate Management Officer should be elected at a later date, in view of the resignation of Mr. Luís Fernando Paroli Santos from the position of Chief Corporate Management Officer on July 13, 2016, as per a letter in the Company’s possession;

3)	for the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018, the following changes:

Change of post:

Mr. Evandro Leite Vasconcelos	– Brazilian, married, engineer, with domicile in Belo Horizonte, MG, at Av. Barbacena
1200, 18th floor, Santo Agostinho, CEP 30190-131, bearer of Identity Card MG595388 issued by the Minas Gerais Civil Police, and CPF 251704146-68 –

to cease to be Chief Trading Officer and to be Chief distribution and Sales Officer;

election as Deputy Chief Executive Officer of:

Mr. Paulo Roberto Castellari Porchia	– Brazilian, divorced, company manager, resident and domiciled in Nova Lima, MG, at Alameda do Morro 85, Torre 8/201, CEP 34000-000, bearer of Identity Card 14264834-6- SSP/SP and CPF nº 131643078-29;

– and election as Chief Trading Officer of

Mr. Dimas Costa	– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Professor Estevão Pinto, 350/301, Serra, CEP 30220-060, CI M424183-SSPMG and CPF 253777446-91.

b)	Additional budget allocation in operational expenses, to enable the Company to pay the expenses relating to the process of disposal of Units in Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	The minutes of this meeting.

III	The Board authorized:

a)	Disposal, by means of a secondary public offering and subsequent follow-on, with administrative proceedings for exemption from tender, in accordance with the applicable legislation, with restricted efforts in Brazil, in accordance with CVM Instruction 476/2009 as amended, and with international efforts in accordance with Rule 144A and Regulation S of the Securities Act, of:

up to	forty million seven hundred two thousand two hundred thirty Units in Taesa owned by the Company,
corresponding to	forty million seven hundred two thousand two hundred thirty common shares
and	eighty one million four hundred four thousand four hundred sixty preferred shares in Taesa owned by Cemig,
of which total,	twenty two million two hundred ninety thousand six hundred eighty five common shares,
and	forty four million five hundred eighty one thousand three hundred seventy preferred shares
are	free and unencumbered by any lien or charge,
and the others,	eighteen million four hundred eleven thousand five hundred forty five common shares
and	thirty six million eight hundred twenty three thousand ninety preferred shares
are	under a fiduciary charge placed by Cemig to be released by the respective fiduciary creditors, for realization of the follow-on.

The minimum price per Unit, of the public offer, which will be based on a valuation opinion, will be the subject of a specific decision by this Board.

In relation to the Units that are the subject of a fiduciary charge, the follow-on is conditional upon express authorization by the fiduciary creditors and, once the follow-on has been realized, the related amount obtained must be deposited in a linked bank account until the payment of the option to sell the shares (as defined in the Fiduciary Charge Contract entered into between Cemig and the Fiduciary creditors).

b)	Placement of a new charge, under a suspensive condition, on

eighteen million four hundred eleven thousand five hundred forty five Units,

in the event that Cemig does not dispose of them within the scope of the follow-on. In this event, Cemig undertakes that, as soon as it becomes once again the owner of these Units, it will dispose of them under a fiduciary transaction, the full efficacy of which is conditional upon any one of the following events:

1)	Non-confirmation, by the intermediary institutions (as defined in the Fiduciary Charge Contract), of receipt of the notification for deposit in the linked account, within up to 5 business days from the date of signature of the Amendment; or

2)	Non-compliance, by any of the respective destination parties, with one or more instructions specified in any of the notices to be sent by Cemig and/or by the fiduciary creditors, as the case may be; or

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3)	Setting of the unit price of sale of the Units in the ambit of the Taesa Public Offer at a lower level than the one decided; or

4)	Decision by the disposing party not to proceed with the Taesa Public Offer, at any moment, after signature of the Amendment; or

5)	Non-realization of the Taesa Public Offer, understood to mean non-presentation to the fiduciary creditors, by September 30, 2016, of evidence of lodging of the notice of start of the Taesa Public Offer with the Securities Commission (CVM), in accordance with Article 7a of CVM Instruction 476/2009; or

6)	Non-financial settlement, or only partial settlement, of Units in the ambit of the Taesa Public Offer, by October 30, 2016 or on the date of filing of the communication of closing of the Taesa Public Offer with the CVM, under Article 8 of CVM Instruction 476/2009, whichever is earlier.

c)	Request, to the custodian bank of the shares in Taesa, for issuance of certificates of deposit of shares (Units), as provided for in Article 44 of the by-laws of Taesa;

d)	Opening of Administrative Proceedings for Exemption from Tender, on the basis of widely known and established specialization, arising from the Company’s joining, as vendor stockholder, in the process of public offer of Units in Taesa, initiated by Fundo de Investimentos em Participações Coliseu (FIP Coliseu), and signature, together with FIP Coliseu and Taesa, of the contracts referred to below with the providers of services in the Public Offer of up to sixty five million seven hundred two thousand two hundred thirty Units in Taesa (the follow-on), owned by FIP Coliseu and Cemig, with restricted efforts in Brazil, in accordance with CVM Instruction 476/2009, and with international efforts, in accordance with Rule 144A and Regulation S of the Securities Act, bearing the fees and expenses of the follow-on, in the proportion of the shares disposed of by the Company and by FIP Coliseu, i.e. Cemig will be responsible for 62%, comprising the remuneration of the syndicate of financial institutions, which is made up of:

–	Bank of America Merrill Lynch Banco Múltiplo S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Modal S.A., BB-Banco de Investimento S.A. and Banco Santander (Brasil) S.A.;

–	the legal consultants Lefosse Advogados, Souza Cescon, Davis Polk and Milbank; and

–	the independent auditors, Deloitte Touche Tohmatsu Auditores Independentes;

among other expenses. The principal contracts to be signed with the financial institutions, in which Cemig and FIP Coliseu will be vendor stockholders, will be:

–	the letter of mandate, which will evidence the initial contracting of the placement agents for realization of the follow-on;

–	the contract for placement of shares, which will govern the placement of the shares in Taesa in the local market; and

–	the Placement Facilitation Agreement (PFA), made under the laws of New York, USA, which will govern the placement of the shares in Taesa outside Brazil by the international agents appointed by the investment banks contracted.

The signature of the PFA, and the authorization for opening of proceedings for exemption from tender for the contracting of

–	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banco do Brasil Securities LLC, Credit Suisse Securities (USA) LLC; Banco Modal S.A., and Santander Investment Securities Inc. –

will be conditional upon favorable legal analysis of the feasibility of the contracting with exemption from tender.

The contracts to be signed with the lawyers and the auditors, in which Cemig and FIP Coliseu are in the status of vendor stockholders, will be contracts for provision of services of legal advice and preparation of a comfort letter, respectively.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Further to this, the following documents must be signed:

–	the Lock-up Contract, which establishes the period for restriction on sale of shares;

–	the statements and certificates related to the offer; and

–	other contracts and accessory documents necessary for the offer to take place.

e)	Use of the Minute of Registry of Price referring to Electronic Trading Session MS/CS 500-H09150, signed on April 4, 2016, for contracting of Ceres Inteligência Financeira Ltda., for preparation of the valuation opinion and the consequent decision on the minimum price of sale of the Units in Taesa.

f)	Injection in cash, into Ativas Data Center S.A. (Ativas), by Cemig Telecomunicações S.A. (CemigTelecom), and increase in the share capital of that company, with the related adaptation of the head paragraph of Clause 5 of the by-laws of that company.

g)	Waiver, by CemigTelecom, of its right of first refusal for subscription of the rest of the capital of Ativas, to which it would have been entitled in accordance with the proportion of its equity interest, which will cause dilution, into 19.6%, of its equity interest in Ativas.

IV	The Board canceled CRCA 051/2016.

V	The Board ratified:

a)	Signature of the Investment Contract, and the Stockholders’ Agreement, of Ativas, between

CemigTelecom, Ativas Participações S.A. (Ativas Participações), and Sonda Procwork Outsourcing Informática Ltda. (Sonda),

for entry of a new stockholder (Sonda) with dilution of the present stockholders of Ativas (CemigTelecom and Ativas Participações).

b)	Signature of the Stockholders’ Agreement, between

CemigTelecom and Ativas Participações,

which will govern block voting in the Board of Directors of Ativas.

c)	Temporary waiver by CemigTelecom, permitting Ativas Participações to pay up the shares subscribed in Ativas on the same date on which the closing of that transaction takes place, rather than in the manner initially specified.

d)	Orientation of vote, by the members of the Board of Directors of CemigTelecom, in a meeting of its Board of Directors, in favor of disposal of the shares in Ativas held by CemigTelecom.

VI	Abstention:

The Board member Arcângelo Eustáquio Torres Queiroz abstained from voting on the matters referred to in Subclause ‘b’ of Item II and Subclauses ‘a’, ‘b’, ‘c’, ‘d’ and ‘e’ of item III, above.

VII	Abstention:

The Board member Marco Antonio Soares da Cunha Castello Branco abstained from voting on the matters referred to in subclauses ‘f’ and ‘g’ do Item III and subclauses ‘a’, ‘b’, ‘c’ and ‘d’ do Item V, above.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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VIII	Composition of the Executive Board

The Chair informed the meeting that the Executive Board is now constituted as follows:

Chief Executive Officer:	Mauro Borges Lemos;
Deputy CEO:	Paulo Roberto Castellari Porchia;
Chief Trading Officer:	Dimas Costa;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Chief Distribution and Sales Officer:	Evandro Leite Vasconcelos;
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	(Seat vacant);
Chief Counsel:	Raul Lycurgo Leite;
Chief Officer for Human Relations and Resources:	Márcio Lúcio Serrano; and
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos.

IX	The Chief Officers elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

X	The Chair informed the Board that:

a)	The Company has received correspondence from the Board member Marcelo Gasparino da Silva, formalizing his return to this Board as from September 1, 2016.

b)	The Board member Victor Guilherme Tito resigned his post as sitting member of this Board, as from August 8, 2016, as per a letter in the Company’s possession.

XI	Comment: The following made comments on subjects of interest to the Company:

The Chair;
Board Members:	José Pais Rangel, Saulo Alves Pereira, Marco Antônio Soares da Cunha Castello Branco;
General Manager:	João Paulo Dionísio Campos;
Secretary:	Anamaria Pugedo Frade Barros.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Saulo Alves Pereira Junior,

Aloísio Macário Ferreira de Souza,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Bruno Westin Prado Soares Leal,

Daniel Alves Ferreira,

Carlos Fernando da Silveira Vianna,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Samy Kopit Moscovitch,

Wieland Silberschneider;

General Manager:	João Paulo Dionísio Campos;

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: ) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MARKET ANNOUNCEMENT DATED JANUARY 20, 2017: RENOVA ENERGIA S.A.: ACCEPTANCE OF OFFER TO SELL ASSETS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova Energia S.A.: Acceptance of offer to sell assets

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On January 20, 2016 Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published a Material Announcement with the following content:

“Further to its Material Announcement of January 12, 2017, and in accordance with CVM Instruction 358/2002 as amended, Renova Energia S.A. (RNEW11) (‘the Company’) hereby informs its stockholders and the market in general as follows:

A meeting of the Board of Directors on today’s date approved acceptance of the binding offer sent by AES Tietê Energia S.A. (‘AES’) for acquisition of the Alto Sertão II complex.

The Company further states that conclusion of the transaction is to take place only after:

(I)	signature of the Share Purchase Agreement, the terms of which are being discussed and negotiated between the parties; and, consequently,

(II)	compliance with conditions precedent that are usual in this type of transaction, which will be stated in the said Share Purchase Agreement.

The Company will keep the market informed on any events or developments related to the transaction.”

Belo Horizonte, January 20, 2017

Paulo Roberto Castellari Porchia

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MARKET ANNOUNCEMENT DATED JANUARY 13, 2017: AGREEMENT FOR SALE OF ASSETS OF RENOVA ENERGIA S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Agreement for sale of Assets of Renova Energia S.A.

Cemig (Companhia Energética de Minas Gerais), a listed company traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On January 13, 2017, Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published a Material Announcement with the following content:

“Renova Energia S.A. (RNEW11) (‘Renova’ or ‘the Company’), in accordance with CVM Instruction 358/2002 as amended, hereby informs its shareholders and the market in general as follows:

On today’s date Renova has agreed with AES Tietê Energia S.A. (‘AES’) on a binding offer (‘the AES Offer’) for disposal of the group of wind farms constituting the Alto Sertão II Complex (‘Alto Sertão II’).

Acceptance of the proposal by the Company is subject to approval by the Board of Directors.

The terms of the AES Offer include (a) the base price of the transaction, R$ 650 million (‘the Price’), (b) purchase of the shares in Renova Eólica Participações S.A., or Nova Energia Holding S.A. – these two companies control the 15 special-purpose companies (‘SPCs’) that comprise Alto Sertão II; and (c) grant to AES of exclusivity for forty five days (‘the Transaction’).

The Price will be subject to adjustments if certain conditions of the Transaction are satisfied.

Alto Sertão II, located in the region of Caetité in the interior of Bahia, has installed generation capacity of 386MW, and is made up of the wind farms owned by the following Special-purpose Companies (SPCs):

(i) Centrais Eólicas Seraíma S.A.,	(ii) Centrais Eólicas Tanque S.A.,
(iii) Centrais Eólicas Morrão S.A.,	(iv) Centrais Eólicas dos Araçás S.A.,
(v) Centrais Eólicas da Prata S.A.,	(vi) Centrais Eólicas Ventos do Nordeste S.A.,

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(vii) Centrais Eólicas Dourados S.A.,	(viii)Centrais Eólicas Ametista S.A.,
(ix) Centrais Eólicas Pilões S.A.,	(x) Centrais Eólicas Maron S.A.,
(xi) Centrais Eólicas Borgo S.A.,	(xii) Centrais Eólicas Caetité S.A.,
(xiii)Centrais Eólicas Pelourinho S.A.,	(xiv) Centrais Eólicas Espigão S.A.,
and	(xv) Centrais Eólicas Serra do Espinhaço S.A.

This complex of 15 wind farms is in operation, providing power under the terms of the 2010 LER and 2011 LEN auctions, which contracted aggregate supply of 181.6 MW average in the Regulated Market.

Conclusion of the Transaction is to take place only after: (I) signature of the Share Purchase Agreement, the terms of which are being discussed and negotiated between the parties; and, consequently, (II) conditions precedent of the type that are usual in this type of transaction, to be specified in the Share Purchase Agreement.

The Company’s management emphasizes that the Transaction is entirely aligned with the strategy of adjustment of the Company’s capital structure, for the purpose of ensuring sustainability of the Company’s business over the long term.

Renova will keep the market informed on any material developments.”

Belo Horizonte, January 13, 2017

Paulo Roberto Castellari Porchia

Acting Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
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7. MINUTES OF THE 685TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 20, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

685TH MEETING

Date, time and place:	January 20, 2017 at 12 midday, at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

1)	Provision of a surety guarantee, with express waiver of the benefits of order, rights and options for exoneration of any nature specified in Article 333, §1, and Articles 821, 824, 827, 834, 835, 837, 838 and 839 of Law 10406/2002, as amended (the Civil Code), and Articles 130 and 794 of Law 13105/2015 (Code of Civil Procedure), for the second debenture issue – of non-convertible debentures, with real guarantee and additional surety guarantee, in a single series, by Cemig Telecomunicações S.A. – CemigTelecom, to be offered publicly with restricted distribution efforts, without registry of the restricted offering with the CVM (Brazilian Securities Commission), in the terms of CVM Instruction 476/2009 as amended, (‘Instruction 476’, ‘The Restricted Offering’ and ‘the Issue’), to be formalized by the Deed of the Second Debenture Issue, of Non-convertible Debentures, with Real Guarantee and Additional Surety Guarantee, in a Single Series, for Public Distribution with Restricted Distribution Efforts, by CemigTelecom (‘the Issue Deed’).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Issue has the following characteristics:

Issuer:	CemigTelecom.
Quantity, nominal unit value and total volume:

Two thousand seven hundred debentures, each with nominal unit value of ten thousand Reais (‘the Nominal Unit Value’) on the Issue Date (as defined below), comprising a total of twenty seven million Reais, on the Issue Date (as defined below).

Number of series:	The issue will have one single series.
Convertibility, class, type and form:	Not convertible into shares in the Issuer; having real guarantee, with additional surety guarantee, all nominal, book-entry Debentures, without issuance of deposits or certificates.
Issue Date:	January 22, 2017.
Period, Maturity Date:

24 (twenty four) months from the Issue Date, thus becoming due in January 22, 2019, except in the cases of declaration of early maturity, or acceptance by 100% of the Debenture Holders of the Early Redemption Offer (as defined below).

Distribution placement and procedure:

Public distribution, with restricted efforts, with intermediation by financial institutions that are members of the Securities System in the status of intermediary institutions of the Restricted Offering, under the regime of firm guarantee of total placement of the Debentures given individually and not on a joint basis, terms of the distribution contract of the Debentures and CVM Instruction 476.

Deposit for distribution, trading and financial settlement:

The Debentures shall be deposited for public distribution in the primary market through the Assets Distribution Module (Módulo de Distribuição de Ativos – MDA), managed and operated by Cetip S.A. – Mercados Organizados (Cetip), with financial settlement of the distribution through Cetip, and trading in the secondary market through Cetip21 – Securities, managed and operated by Cetip, with financial settlement made in Cetip, and custody of the Debentures being carried out electronically by Cetip.

The Debentures may be traded only in regulated securities markets by Qualified Investors (to be defined in the Issue Deed), after more than 90 (ninety) days from the date of each subscription or acquisition by Professional Investors (as described in the Issue Deed), in accordance with Articles 13 and 15 of CVM Instruction 476, also subject to compliance by the Issuer with the obligations specified in Article 17 of CVM Instruction 476.

Period of subscription and payment:

The Debentures will be subscribed and paid at sight (on the ‘Subscription Date’), within the distribution period in accordance with Articles 7-A, and 8 §2, of CVM Instruction 476. The Debentures shall be paid in accordance with the procedures of Cetip, in Brazilian currency, at the Subscription Price (as defined below), and in accordance with the applicable rules of settlement and procedure of Cetip.

Subscription price:

Shall be equal, on the first Subscription Date, to the Nominal Unit Value; and, on the Subscription Dates subsequent to the first Subscription Date, shall correspond to the Nominal Unit Value plus the Remuneration (as defined below), calculated pro rata temporis from the first Subscription Date of the Debentures up to the date of actual payment (‘the Subscription Price’).

Use of proceeds:

The net proceeds from the Issue shall be allocated in the following order:

a)     to payment of a loan, in the principal amount of 18 million Reais, contracted by the Issuer with Companhia Energética de Minas Gerais – Cemig (the Guarantor) for the specific purpose of settling part of the Commercial Promissory Notes of the Issuer’s Second Issue, in the amount of twenty six million eight hundred fifty three thousand seven hundred twenty nine Reais and twelve centavos, including principal and interest from the issue date up to the date of actual payment (‘the Loan’ and ‘the Notes’, respectively);

b)    replenishment of the cash position of the Issuer following payment of the balance of the Notes not settled with the funds from the Loan; and

c)     replenishment of the Issuer’s cash position (working capital);

Guarantees:

Payment of the Debentures will be guaranteed by:

a)     A surety guarantee (‘the Surety’) given by the Guarantor, as joint debtor and principal payer, responsible, jointly with the Issuer, for all present and/or future principal and/or accessory obligations assumed by the Issuer in the ambit of the Issue, until final settlement of all the amounts owed by the Issuer, including the Nominal Unit Value of the Debentures (or the balance of the Nominal Unit Value), augmented by the Remuneration (as defined below), and the Arrears Charges (as defined below) and other additional amounts and other present and/or future principal and/or accessory pecuniary obligations to be specified in the Issue Deed, including but not limited to those owed to the fiduciary agent of the Issue, under Article 822 of the Civil Code, as indemnity, costs and expenses for protection of the rights of the Debenture Holders (‘Value Guarantee’), in terms to be specified in the Issue Deed.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b) As a complement to the Surety, fiduciary assignment of:
–      Receivables Rights of the Issuer, under contracts to provide telecommunications services signed with certain of its clients, free and unencumbered by any lien, charge or pending court or out-of-court matter of any nature, including fiscal matters
(‘the Fiduciarily Assigned Client Receivables’); and
–      rights arising from ownership of the attached bank account nº 11.055/8, at Branch 2011-7, with Banco Bradesco S.A. (‘the
Custodian Bank’), held by the Issuer (‘the Attached Account’), in which will be deposited the sums arising from the
Fiduciarily Assigned Client Receivables, and all the funds deposited therein, including securities representing financial investments in which such funds are invested and the returns arising therefrom (‘the Real Guarantee’ and, jointly with the
Surety, ‘the Guarantees’) in accordance with the Private Instrument of Fiduciary Assignment of Receivables Rights in
Guarantee Attached under the Second Debenture Issue of CemigTelecom, to be signed by the Issuer and the Fiduciary
Agent of the Issuer (‘the Guarantee Contract’).

Payment of the principal:

Except in the cases of declaration of early maturity, or acceptance by 100% of the Debenture Holders of the Early Redemption Offer (as defined below), the Nominal Unit Value shall be paid in 12 (twelve) consecutive monthly payments, the first being payable on February 22, 2018 and the last being payable on January 22, 2019, in accordance with an amortization table detailed in the Issue Deed.

Remuneration:

The Debentures shall be remunerated according to the following provisions, with no monetary updating of the Nominal Unit Value:

As from the first Subscription Date, the Debentures will pay remuneratory interest equal to the accumulated variation represented by 128.50% of the average one-day ‘over extra-grupo’ Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate (‘the DI-Over Rate’), expressed in the form of percentage per year, on the two hundred and fifty-two business days basis, calculated and published daily by Cetip in its daily bulletin available on its website (http://www.cetip.com.br).

The Remuneration will be calculated on an exponential and cumulative basis, ‘pro rata temporis’, by business days elapsed, based on a year of two hundred and fifty two business days, on the Nominal Unit Value (or balance thereof), from the most recent date of payment of the Remuneration until the actual payment date, in accordance with the formula to be described in the Issue Deed.

The Remuneration of the Debentures will be paid monthly, from the Issue Date, the first payment being made on February 22, 2017, and the others on the same day of the subsequent months, up to the Maturity Date or up to the date of early settlement of the Debentures arising from a declaration of early maturity or from acceptance by 100% of the Debenture Holders of the Offer for Early Redemption of the Debentures.

Optional early acquisition:

The Issuer may acquire Debentures at any time, subject to the provisions of §3 of Article 55 of Law 6404/1976, as amended (‘the Corporate Law’), provided that it obeys any rules issued by the CVM; and such fact, if thus required by the applicable legal and regulatory provisions, must be contained in the Report of Management and the Financial Statements of the Issuer. The Debentures acquired by the Issuer may be canceled, and the cancellation must be the subject of a decision by the Issuer, or may remain in the Treasury of the Issuer, or be placed once again in the market, subject to the restrictions imposed by CVM Instruction 476. The Debentures acquired by Issuer for holding in Treasury, in the terms of the Issue Deed, if and when placed again in the market, shall carry the right to the same Remuneration as the other Debentures.

Extraordinary amortization:	Not available.
Early redemption:	Neither total nor partial early redemption is available as a standard provision.
Early Redemption Offer:	The Issuer may, at its exclusive option, at any time, make an offer for total or partial early redemption of the Debentures, with consequent cancellation of the said debentures, which must be addressed to all the Debenture Holders, without distinction, guaranteeing equality of terms and conditions to the Debenture Holders to accept the offer of early redemption of the Debentures that they own, in accordance with the terms and conditions to be described in the Issue Deed.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Early Maturity:	The obligations of the Issuer that shall be contained in the Issue Deed shall be declared to be the subject of early maturity in any of the following events:
a)	non-payment by the Issuer and/or by the Guarantor, on the respective due date, of pecuniary obligations owed to the Debenture Holders specified in the Issue Deed;
b)

non-compliance by the Issuer and/or the Guarantor, with any non-pecuniary obligation specified in the Issue Deed, not cured within fifteen calendar days from the date on which the Issuer and/or the Guarantor, as the case may be, become/s aware of the non-compliance (which may include by means of notice in writing sent by the Fiduciary Agent to Issuer to that effect), save that for obligations that have a specific period for cure, the period stipulated here shall not apply;

c)	in the event that any statement made by the Issuer and/or by the Guarantor in any of the documents of the Issue is false, misleading, incorrect, incomplete or insufficient;
d)

if the Issuer omits to pay by the maturity date, or does not take the legal or judicial measures required to suspend the payment, in relation to any debt or any other obligation payable by the Issuer under any agreement or contract to which it is a party as a borrower or guarantor, involving an amount of ten million Reais or more, or its equivalent in other currencies;

e)

if Guarantor omits to pay by the maturity date, or does not take the legal or judicial measures required to suspend the payment, in relation to any debt or any other obligation payable by Guarantor under any agreement or contract to which it is a party as a borrower or guarantor, involving an amount of one hundred million Reais or more, or its equivalent in other currencies;

f)

early maturity of any pecuniary obligation of the Issuer arising from default on an obligation to pay any individual or aggregate amount greater than ten million Reais or its equivalent in other currencies;

g)

early maturity of any pecuniary obligation of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than one hundred million Reais or its equivalent in other currencies;

h)	non-compliance by the Issuer with any court judgment, final arbitration decision, or administrative decision against which there is no appeal to the judiciary, against the Issuer, the individual or aggregate amount of which is ten million Reais or more or its equivalent in other currencies;
i)

non-compliance by the Guarantor with any court judgment, final arbitration decision, or administrative decision against which there is no appeal to the judiciary, against the Guarantor, the individual or aggregate amount of which is one hundred million Reais or more or its equivalent in other currencies;

j)

protest of receivables against the Issuer the individual or joint value of which exceeds ten million Reais or its equivalent in other currencies, unless, within a maximum of fifteen calendar days from the date of notification of protest: (a) the protest has been validly proven by the Issuer (as the case may be) to the Fiduciary Agent to have been filed in error or due to bad faith by a third party; or (b) the protest is suspended or canceled; or (c) guarantees are given in court.

k)

protest of receivables against Guarantor the individual or joint value of which exceeds one hundred million Reais or its equivalent in other currencies, unless, within a maximum of fifteen calendar days from the date of notification of protest: (a) the protest has been validly proven by Guarantor to the Fiduciary Agent to have been filed in error or due to bad faith by a third party; or (b) the protest is suspended or canceled; or (c) guarantees are given in court.

l)

alteration, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, without prior express approval of Debenture Holders representing at least 75% of the Debentures in circulation, stated in a General Meeting of Debenture Holders (as defined in the Issue Deed) called especially for this purpose, in the terms of the Issue Deed, save that transfer or control by order of a court or regulations is permitted. For the purposes of this item, ‘control’ is understood to refer to the concept arising from Article 116 of the Corporate Law.

m)

liquidation, dissolution, extinction or declaration of bankruptcy of the Issuer and/or of the Guarantor and/or of any subsidiary or affiliated company of the Issuer;

application for bankruptcy by the Issuer and/or the Guarantor and/or by any subsidiary or affiliated company of the Issuer, or application for bankruptcy made by a third party against Issuer and/or Guarantor and/or against any subsidiary or affiliated company of the Issuer, which is not duly resolved through a deposit into court and/or contestation within the legal period;

proposal by Issuer and/or Guarantor and/or by any subsidiary or affiliated company of the Issuer, to any creditor or class of creditors, of a plan for out-of-court recovery, whether or not court ratification of any such plan has been applied for or obtained; or application to the Court by the Issuer and/or the Guarantor and/or by any subsidiary or affiliated company of the Issuer, for judicial recovery, whether or not granted by the competent judge;

n)	transformation of the Issuer and/or the Guarantor into another type of company, in the terms of Articles 220 to 222 of the Corporate Law;
o)

any payment of dividends or Interest on Equity if the Issuer is in default with the pecuniary obligations described in the Issue Deed, except minimum for payment of the obligatory dividend under Article 202 of the Corporate Law;

p)

merger, split and/or any other form of corporate reorganization, including absorption and/or absorption of shares of the Issuer and/or the Guarantor, that results in reduction of the share capital of the Issuer and/or the Guarantor, except:

where this takes place by order of a court or regulations;

when this does not cause an alteration of the Guarantor’s existing rating on the Issue Date; or

if Debenture Holders not agreeing with the said split, merger or absorption are guaranteed the right of redemption in accordance with Article 231, §1 of the Corporate Law;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

q)	if the Issuer does not use the net proceeds from the Issue in accordance with Clause 3.6 of the Issue Deed;
r)	invalidity, nullity or unenforceability of the Debentures and/or of the Issue Deed;
s)

non-compliance with the Minimum Amount, as defined in the Guarantee Contract, for a period of two consecutive months or for three months in any period of 12 months, in accordance with the provisions of the Guarantee Contract, independently of whether the Issuer has or not complemented the said amount through deposits into the Attached Account, as per procedures specified in the Guarantee Contract;

t)	default on the obligations specified in the Guarantee Contract, not cured within the periods for cure specified in the Guarantee Contract, if applicable;
u)	privatization of the Issuer and/or the Guarantor;
v)

termination, for any reason, of any of the concession contracts, licenses or authorizations held by the Issuer and/or by the Guarantor such as represents an adverse material impact on the payment capacity of (as applicable) the Issuer and/or the Guarantor;

w)

assignment, promise of assignment, or any form of transfer or promise of transfer to third parties, in whole or in part, by the Issuer and/or by the Guarantor, of any of its/their obligations assumed under the Issue Deed, without prior written consent of holders of Debentures representing at least 75% of the Debentures in Circulation; or

x)

challenge of the Issue Deed or the Guarantee Contract in the courts by any third party, in relation to which Issuer and/or Guarantor has not taken the necessary measures to contest the effects of said challenge within the legal period from the date on which Issuer and/or Guarantor becomes aware, by regular service of process, of such challenge being filed with the Courts, subject to the procedures for declaration of automatic and non-automatic early maturity to be described in the Issue Deed.

Arrears charges:

If the Issuer omits to make any payments of any amounts owed to the Debenture Holders on the dates on which they are payable, such due and unpaid payments shall continue to be subject to any remuneration applicable to them, and shall additionally be subject to the following:

(a)    a contractual penalty payment, irreducible and of a non-compensatory nature, of 2% on the amount due and unpaid; and

(b)    arrears interest at the rate of 1% per month, calculated daily from the date of default up to the date of actual payment, on the amount due and unpaid.

The arrears charges hereby established shall apply from the date of actual non-compliance with the related obligation up to the date of its payment, independently of advice, notice or judicial or extrajudicial interpolation (jointly, ‘the Arrears Charges’).

Other conditions:	All the other specific conditions, terms, periods and rules related to the Issue shall be dealt with in detail in the Issue Deed.

2)	Signature of all documents that are indispensable to the Issue, such as the Issue Deed and the related subsequent amendments, to be signed by the Issuer, the Fiduciary Agent and the Guarantor; and

3)	Carrying out by the Executive Board of all the acts necessary to put the above decisions into effect.

IV	Comments: The General Manager Paulo Eduardo Pereira Guimarães Made comments on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Arcângelo Eustáquio Torres Queiroz,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Patrícia Gracindo Marques de Assis Bentes,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Luiz Guilherme Piva,

Samy Kopit Moscovitch,

Aloísio Macário Ferreira de Souza,

Antônio Dirceu Araújo Xavier,

Carlos Fernando da Silveira Vianna,

Carolina Alvim Guedes Alcoforado,

Franklin Moreira Gonçalves,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Wieland Silberschneider;

General Manager:	Paulo Eduardo Pereira Guimarães;
Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. SUMMARY OF MINUTES OF THE 684TH MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 20, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 20, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 684th meeting, held on January 20, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Court guarantee insurance.

2.	Closure of the special-purpose company Olímpica.

3.	Guarantee for corporate surety of Cemig GT.

4.	Binding offer relating to Transmineiras.

5.	Calendar for meetings of the Board of Directors in 2017.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MINUTES OF THE 677TH MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 31, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

677TH MEETING

Date, time and place:	October 31, 2016 at 6 p.m. at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil.
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva; Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I	Conflict of interest: The Board members listed below said they had no conflict of interest in the matters on the agenda of this meeting.

II	The Board approved:

a)	the proposal of the Board member Allan Kardec de Melo Ferreira, for the following changes in the Executive Board:

– Mr. Evandro Leite Vasconcelos no longer to be Chief Distribution and Sales Officer;

– election, to this post, of

Mr. Luís Fernando Paroli Santos	– Brazilian, married, systems analyst, with domicile in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 21st floor, A1 Wing, Santo Agostinho, CEP 30190-131, bearer of Identity Card MG5307664 SSP/MG, and CPF 903562416-53,

who will also temporarily hold the post of Chief Officer for Institutional Relations and Communication, to serve the rest of the present period of office, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018; and

– the Chief Corporate Management Officer to be elected at a later date.

b)	The minutes of this meeting.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

III	Composition of the Executive Board

The Chair informed the meeting that the Executive Board is now constituted as follows:

Chief Executive Officer:	Mauro Borges Lemos;
Deputy CEO:	Paulo Roberto Castellari Porchia;
Chief Trading Officer:	Dimas Costa;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Chief Distribution and Sales Officer:	Luís Fernando Paroli Santos*;
Chief Finance and Investor Relations Officer:	Fabiano Maia Pereira;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	(Seat vacant);
Chief Counsel:	Raul Lycurgo Leite;
Chief Officer for Human Relations and Resources:	Márcio Lúcio Serrano; and
Chief Officer for Institutional Relations and Communication:	Luís Fernando Paroli Santos.

* On interim basis while also serving as Chief Officer for Institutional Relations and Communication.

IV	Compliance: The Chief Officer elected declared – in advance – that he is not subject to any prohibition on exercise of commercial activity, that he does not occupy any post in a company which could be considered to be a competitor of the Company, and that he does not have nor represent any interest conflicting with that of Cemig; and made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Cemig and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

V	Comment: The Chair made comments on a subject of interest to the Company.

The following were present:

VI	Comment: The Chair made comments on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Daniel Alves Ferreira,

Helvécio Miranda Magalhães Junior,

José Pais Rangel,

Marcelo Gasparino da Silva,

Marco Antônio de Rezende Teixeira,

Patrícia Gracindo Marques de Assis Bentes,

Bruno Magalhães Menicucci,

Carolina Alvim Guedes Alcoforado,

Ricardo Wagner Righi de Toledo,

Samy Kopit Moscovitch,

Aloísio Macário Ferreira de Souza,

Antônio Dirceu Araújo Xavier,

Bruno Westin Prado Soares Leal,

Luiz Guilherme Piva,

Tarcísio Augusto Carneiro,

Wieland Silberschneider

Secretary:	Anamaria Pugedo Frade Barros.

(Signed) Anamaria Pugedo Frade Barros

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET ANNOUNCEMENT DATED FEBRUARY 01, 2017: COMMENTS ON MEDIA REPORTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Comments on media reports

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On February 1, 2017, the magazine Exame published an item headed “The Blackout has Happened”, which stated that Cemig is carrying out an accounting re-evaluation and disposing of some of its assets.

Cemig confirms that, as it has widely disclosed, it is restructuring the portfolio of its assets with a view to adaptation of its indebtedness.

The item also refers to a reduction of costs allegedly due to an alteration in its policy of payment of life insurance for its employees.

Cemig reports that in relation to the question of reduction of costs, it has not yet completed the accounting procedures relating to the financial statements for the 2016 business year.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts which are of interest to its stockholders.

Belo Horizonte, February 1, 2017

Paulo Roberto Castellari Porchia

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET ANNOUNCEMENT DATED JANUARY 31, 2017: COMMENTS ON MEDIA REPORTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Comments on media reports

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

In relation to the content of a purported news item which appeared on the website of Época magazine on January 30, 2017, under the headline:

“Finance Ministry will demand privatization of Cemig

in return for assisting government of Minas Gerais”,

Cemig reports that up to today’s date it has not become aware of the existence of any process of privatization in progress.

Further, on this subject, Cemig informs the public that it became aware of this subject in an item headed:

“Minas Gerais rules out sale of a slice of Cemig

as a condition for federal help – says source”,

– which appeared today on the Reuters news website.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, January 31, 2017

Paulo Roberto Castellari Porchia

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. SUMMARY OF MINUTES OF THE 686TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 10, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of February 10, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 686th meeting, held on February 10, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•	Advance against Future Capital Increase, in Cemig GT.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. MARKET ANNOUNCEMENT DATED FEBRUARY 13, 2017: REPLY TO CVM INQUIRY LETTER 80/2017-CVM/SEP/GEA-1, OF FEBRUARY 10, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 80/2017-CVM/SEP/GEA-1, of February 10, 2017

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, February 10, 2017.

Subject: Request for information on news report.

Dear Sir,

1.	We refer to the news reports published on February 10, 2017, in the O Estado de São Paulo newspaper, under the headline:

“Control of Belo Monte plant is put on sale for R$ 10 billion”

– containing statements to the following effect (we have summarized):

“ The Belo Monte hydroelectric plant, in Pará, is for sale. According to information obtained by the Estado newspaper, the Companies that comprise the controlling stockholding block of Norte Energia, the company that holds the concession managing the plant, have contracted Bradesco BBI to seek potential Investors in Brazil and other countries. The operation also involves an international bank to carry out the negotiations for sale of the hydroelectric plant that is the world’s third largest – after only the Three Gorges plant in China and Itaipu Binacional.

What is for sale is the interests of the companies Neoenergia, Cemig, Light, Vale, Sinobras, J. Malucelli and the pension funds Petros (Petrobras) and Funcef (Caixa Econômica Federal). In aggregate, these companies hold a 50.02% interest in Norte Energia. The book value of Belo Monte is estimated at R$ 10 billion. The project will be completed only in 2019, and still requires investment of at least R$ 5 billion.

When completed it will have generation capacity for 11,233 MW, and will have consumed more than R$ 31 billion – when the project began it was budgeted at R$ 18 billion. According to sources close to the company, to acquire the plant, purchasers will have to take over the financing of approximately R$ 22 billion granted to the project by the Brazilian Development Bank (BNDES). The plant is still applying for a further R$ 2 billion from the BNDES to complete the works. [...] “

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	In view of the above, we order you to make a statement about the news and the possible impacts on the Company, and to comment on any other information on the subject considered to be important on the subject.

3.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports, and should include a transcription of this letter.

4.	We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this Official Letter, which is sent exclusively by e-mail, by February 13, 2017, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 80/2017/CVM/SEP/GEA–1, of February 10, 2017, we state that, as widely publicized in the market, Companhia Energética de Minas Gerais – Cemig (‘Cemig’ or ‘the Company’) does intend to sell some assets to reduce its leverage. To this end, although the Company is studying and prospecting various alternatives, so far no financial adviser has been contracted nor any contractual instrument entered into, even on a non-binding basis, in relation to the asset mentioned in the report referred to.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, February 13, 2017.

Paulo Roberto Castellari Porchia

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MARKET ANNOUNCEMENT DATED FEBRUARY 14, 2017: REPLY TO CVM INQUIRY LETTER 85/2017/CVM/SEP/GEA-1, OF FEBRUARY 13, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 85/2017/CVM/SEP/GEA-1, of February 13, 2017

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, February 13, 2017.

Subject: Request for information on news report.

Dear Sir,

1.	We refer to the article published on February 11, 2017 in the Folha de S. Paulo newspaper, under the headline:

“Companies demanding R$ 750 million from the Santo Antônio plant” –

which contained the following statements:

“Companies of the electricity sector are demanding return of at least R$ 750 million invested in the Santo Antônio hydroelectric plant in the state of Rondônia. The consortium that manages the plant refuses to return amounts invested by the partners, even with an arbitration judgment determining that stockholders who put money into the venture have the right to receive money back because directors of the company acted to the benefit of only a part of the group of partners.

Among the injured parties are the state-controlled public-sector companies Eletrobras, Furnas and Cemig, which are in conflict. Cemig, which belongs to the government of Minas Gerais State, is demanding that the federal state-controlled companies Eletrobras and Furnas, the majority stockholders, order the Executive Board of Santo Antônio Energia to return the funds. Santo Antônio Energia is a private-sector company whose partners, as well as the state-controlled companies, are companies linked to the construction companies Odebrecht and Andrade Gutierrez.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Alleging cash problems inhibiting payment of its commitments, Santo Antonio Energia has been asking its partners for more than R$ 2 million since 2014. The company says that it suffered losses due to strikes that destroyed worksites of the plant and, for this reason, the project works were delayed and it became more expensive than planned, causing losses. In 2016, Cemig and Andrade refused to put new funds into the company, alleging that part of the funds was benefiting “a related party”, and deposited the amounts in escrow with the court.

Both alleged that the money would benefit Odebrecht. So as not to have to pay to Santo Antonio, the companies opened arbitration proceedings – a type of judgment that runs parallel to the courts.

DEADLINE

In a letter sent to Eletrobras in September, to which this newspaper (Folha de São Paulo) has had access, Cemig said that the amount of money paid irregularly is at least R$ 750 million. The deadline for return of the money has passed, but no return has taken place. We approached Cemig, and it said that it would not make any statement because the arbitration proceedings are being held in secret. Eletrobras said that Furnas would answer.

Furnas stated that it has requested a copy of the whole proceedings, and said: “Since then, Furnas has been reiterating full and immediate implementation of the order given by the judgment”. Santo Antonio Energia stated that “It has always rigorously complied with all and any final, unappealable decision given by the courts or by arbitration, and will continue to do so.””

2.	In view of the above, we order you to make a statement about the news and the possible impacts on the Company, and to comment on any other information considered to be important on the subject.

3.	Your statement should be given through the Empresas.NET system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/BOVESPA; subject heading: Media News Reports, and should include a transcription of this letter.

4.	We warn you that, by order of our Company Relations Supervision Management, using its legal powers under Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/07, a coercive fine of R$ 1,000 (one thousand Reais) is applicable, without prejudice to other administrative sanctions, for non-compliance by February 14, 2017 with the requirement contained in this Official Letter, which is sent exclusively by e-mail, notwithstanding the provisions of §1 of Article 6 of CVM Instruction 358/02.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

“ Dear Ms. Nilza Maria Silva de Oliveira,

In reply to Official Inquiry No. 85/2017/CVM/SEP/GEA-1, of February 13, 2017, we inform you that, as disclosed in the Reference Forms for 2015 and 2016, duly filed by the Company with the CVM on October 21, 2014, the Extraordinary General Meeting of Stockholders (‘EGM’) of Madeira Energia was held, in which an increase in the share capital of Mesa was approved, by majority, in the amount of R$ 1.59 billion. On November 19, 2014 SAAG Investimentos S.A. (‘SAAG’) and Cemig Geração e Transmissão S.A. (‘Cemig’) filed an action for provisional remedy against Mesa, requesting an interim order to suspend, until consideration on the merit by the Arbitration Tribunal, the period for exercise, by SAAG and by Cemig, of the right of first refusal to subscribe their proportional part (the disputed portion) of the capital of Mesa, in the amount of R$ 174.72 million, approved by the Extraordinary General Meeting of Stockholders of Mesa held on October 21, 2014. The action also requested suspension of all the effects of the decisions as they relate to SAAG and Cemig and to their interests in Mesa, including in relation to the dilution and the penalties specified in the Stockholders’ Agreement of Mesa. The application for interim relief was granted on November 21, 2014, by the 39th Civil Court of the Central Jurisdiction of São Paulo.

Indeed, Cemig and SAAG voted against approval of the said capital increase in MESA, to be partially allocated to payment of the amounts requested by Santo Antônio Construction Consortium (‘CCSA’), in the amount of approximately R$ 750 million, on the grounds of (i) the absence of calculation of the amounts supposedly owed, and (ii) the absence of prior approval by the Board of Directors, as is required by the by-laws and the Stockholders’ Agreement of MESA, and also (iii) the existence of credits receivable by the latter from CCSA, able to be offset, in an amount higher than the total amounts demanded. The other stockholders made the same vote as Furnas, which made the increase and the payment conditional upon the provision of a guarantee by CCSA that it would ensure the return of the money.

In parallel, the Executive Board of MESA posted an impairment of certain credits owed to MESA by CCSA, which had been regularly accounted in successive business years, reducing them by approximately R$ 750M. Cemig and SAAG, and subsequently Furnas, stated that they were opposed to the reduction, carried out without legal grounds and against the express contractual rules.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

For the purpose of obtaining annulment of the capital increase and of the impairment, Cemig and SAAG began arbitration proceedings against Mesa in the Market Arbitration Chamber (Câmara de Arbitragem do Mercado, or ‘CAM’). These proceedings are being held in camera, in accordance with the regulations of the CAM.

The judgment, in 2016, recognized the irregularities indicated above, in full, and ordered annulment of the acts that had been impugned. SAAG and Cemig are in the process of taking measures to implement the decision. At present the Executive Board of MESA has not complied with the decision in relation to either of the two matters.”

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, February 14, 2017

Paulo Roberto Castellari Porchia

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MARKET ANNOUNCEMENT DATED FEBRUARY 20, 2017: CHANGES TO THE EXECUTIVE BOARD

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Changes to the Executive Board

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The meeting of the Board of Directors on February 20, 2017 made changes to the composition of the Executive Board of Cemig, which is now as follows:

EXECUTIVE BOARD
Name	Position
Bernardo Afonso Salomão de Alvarenga	Chief Executive Officer
Bernardo Afonso Salomão de Alvarenga	Acting Deputy CEO *
César Vaz de Melo Fernandes	Chief Business Development Officer
José de Araújo Lins Neto	Acting Chief Corporate Management Officer
Maura Galuppo Botelho Martins	Chief Officer for Human Relations and Resources
Luís Fernando Paroli Santos	Acting Chief Distribution and Sales Officer
Dimas Costa	Chief Trading Officer
Adézio de Almeida Lima	Chief Finance and Investor Relations Officer
Franklin Moreira Gonçalves	Chief Generation and Transmission Officer
Luís Fernando Paroli Santos	Chief Institutional Relations and Communication Officer*
Raul Lycurgo Leite	Chief Counsel

*	Position held jointly with another position, on interim basis.

Belo Horizonte, February 20, 2017

Paulo Roberto Castellari Porchia

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MARKET ANNOUNCEMENT DATED FEBRUARY 21, 2017: APPLICATIONS TO ENERGY MINISTRY FOR OPENING OF ADMINISTRATIVE PROCEEDINGS: CONCESSIONS OF THE VOLTA GRANDE, JAGUARA, SÃO SIMÃO AND MIRANDA PLANTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Applications to Energy Ministry for opening of administrative proceedings:

Concessions of the Volta Grande, Jaguara, São Simão and Miranda Plants

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today, Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’):

–	reiterated, to the Mining and Energy Ministry (‘MME’), its request for extension, for 20 (twenty) years, of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants as specified by Clause 4 of its Concession Contract No. 007 of 1997;

–	and, subsidiarily,

requested opening of an Administrative Proceeding under Paragraph 1-C of Article 8 of Law 12783/2013, in benefit of one of the service providing subsidiaries of Cemig GT.

Paragraph 1-C was added to Article 8 of Law 12783, of 2013, by Law 13360, of November 17, 2016, and enables the federal government to grant a concession contract for electricity generation for a period of 30 (thirty) years when there is transfer of control of a legal entity that is already providing this service (in this case, one of the subsidiaries of Cemig GT), and is under direct or indirect control of an individual State, or the Federal District, or the municipality, provided that:

I –	the tender, which may be by auction or by competitive bidding, is held by the controlling stockholder on or before February 28, 2018; and

II –	the transfer of control takes place by June 30, 2018.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The subsidiary request is made on the grounds of the spirit of conciliation and cooperation that should govern the relationship between a concession holder and the concession-granting power, and the constant quest, at all times, for alternatives that present the best solution for consumers, for the country and for the stockholders of the Company – who in this case include the people of the state of Minas Gerais.

Thus, in the event that the Ministry decides to maintain its position, and if all the court judgments that have determined that Law 12783/2013 should prevail to the detriment of the provisions of the Second Subclause of Clause 4 of Contract CEMIG 007 of 1997 are maintained, Cemig GT has requested, for the benefit of one of its subsidiaries, application of the rule that is now contained in §1-C of Article 8 of Law 12783 of 2013.

We would point out that the presentation of the Subsidiary Request does not result in any waiver by Cemig GT of its right – which is the subject of the legal actions that it currently has in progress against the federal government – to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.

Cemig further reports that, also today (Feb. 21, 2017) it has filed with the MME a response to the formal question that had been addressed to it by that Ministry – namely a request for statement as to its interest in remaining as provider of electricity generation service after the completion of the concession of the Volta Grande Hydroelectric Plant, scheduled to occur on February 23, 2017. In this response, and adding a request of its own, the Company:

–	stated its interest in remaining responsible for the provision of electricity generation service by this hydroelectric plant, and also

–	requested opening of an administrative proceeding under §1-C of Article 8 of Law 12783/2013, to the benefit of one of the service providing subsidiaries of Cemig GT.

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this matter.

Belo Horizonte, February 21, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 30, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

MARCH 30, 2017

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on March 30, 2017 at 10 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matters:

1)	authorization to exceed, in 2017, the targets specified in sub- clauses ‘a’, ‘b’, and ‘d’ of Paragraph 7 of Article 11 of the Company’s by-laws;

2)	ratification of these same targets being exceeded from January 1, 2017 to the date of this Extraordinary General Meeting of Stockholders;

3)	re-ratification of the drafting of the minutes of the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016, improving their drafting to correct the information recorded in them as to the quantity of votes in favor and against, and abstentions, in election of members of the Board of Directors.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole Paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by March 28, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, February 20, 2017

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON MARCH 30, 2017

Dear Stockholders:

– whereas:

a)	in its management of the Company and in the exercise of the right to vote in the wholly-owned subsidiaries, subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets, as stated in Clause 11, § 7, of the Company’s by-laws:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent); and

–	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% (forty per cent) of Ebitda (profit before interest, taxes, depreciation and amortization);

b)	under Clause 11, Paragraph 9, of the by-laws the said target values of these indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	authorization was obtained from the stockholders meeting in an Extraordinary General Meeting of Stockholders on May 30, 2016, for exceeding, in 2016,

–	the target of keeping the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws to less than or equal to 4.12 (four point one two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the target of keeping the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 52%; and

–	the target of keeping the amount stated in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year to a limit of 146% of Cemig’s Ebitda;

e)	for 2017, the Company expects to obtain a further authorization from the stockholders, after approval of the annual budget by the Board of Directors, since the indicators continue to be, and will continue to be, above the limits stated in the bylaws;

f)	the budget for 2017 is in the process of analysis, discussion and decision by the Board of Directors, making it difficult to calculate the related indicators to provide information for a new decision by the stockholders on the final limits for the current year; and this makes it necessary for the stockholders, in General Meeting, to authorize passage of targets for Paragraph 7 of Clause 11 of the bylaws at preliminary levels, until a further General Meeting of Stockholders can decide on exceeding of the indicators calculated as a function of the 2017 budget, and ratify those targets having been exceeded from January 1, 2017 until the General Meeting of Stockholders that decides on this proposal;

g)	the Ordinary and Extraordinary General Meetings of Stockholders of Cemig held concurrently on April 29, 2016 elected members of the Board of Directors for a new period of office of two years, that is to say, until the AGM of 2018;

h)	the stockholder José Pais Rangel, as holder of preferred shares, nominated a sitting member of the Board of Directors and his substitute member;

i)	it was not explicit that these nominations were approved by the votes of the stockholders José Pais Rangel and Geração Futuro L. Par FIA;

j)	the stockholder José Pais Rangel and the representative of Geração Futuro L. Par FIA, for the minority of stockholders with voting shares, nominated a sitting member and a substitute member for the Board of Directors;

k)	at those concurrent Ordinary and Extraordinary General Meetings of Stockholders, the chair stated that, to complete the Board of Directors, the following stockholders had the rights to put forward numbers of sitting members of the Board of Directors (and related substitute members) in the following proportions:

FIA Dinâmica Energia,	1.4 members and their respective substitute members;
AGC Energia S.A.,	2.9 members and their substitute members;
BNDESPar	1.9 members and their substitute members; and
The State of Minas Gerais	7.5 members and their substitute members;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

l)	the representative of the stockholder BNDESPar also nominated a sitting member for the Board of Directors, stating that the substitute member would be appointed later, the seat remaining vacant;

m)	the representatives of the stockholder FIA Dinâmica Energia and the representative of the stockholder AGC Energia S.A. made nominations of four sitting members and their related substitute members for the Board of Directors;

n)	the representative of the stockholder The State of Minas Gerais and the representative of the stockholder FIA Dinâmica Energia made nominations of eight sitting members and their related substitute members for the Board of Directors;

o)	the minutes of the said Ordinary and Extraordinary General Meetings of Stockholders were approved unanimously;

p)	an Extraordinary General Meeting of Stockholders was held on October 25, 2016, to make new appointments to the Board of Directors;

q)	in that Extraordinary General Meeting, the representative of BNDESPar, for the purpose of verifying that that election by multiple vote was regular, especially in view of the fact that the Board Members previously elected in a separate vote will be maintained in their positions, asked the meeting committee to provide the record of the stockholders present in the said Ordinary/Extraordinary Meetings, as specified in Paragraph 8 of Article 141 of Law 6404/1976, and the respective number of shares that participated in the said separate voting;

r)	it having been found that there was a mistake in the record of the number of votes for election of the Stockholders José Pais Rangel and José João Abdalla Filho in the said Meetings, the representative of the stockholder BNDESPar stated that it had not been possible to check that matter, and then requested that Cemig should call a further General Meeting of Stockholders to rectify that number of votes and to ratify the other decisions, and the other stockholders consented to this request;

s)	the Board Members José Pais Rangel (sitting member) and José João Abdalla Filho (substitute) were elected with the votes of the stockholder José Pais Rangel and of Geração Futuro L. Par FIA, and these shares were not used in the election of the other members of the Board;

t)	there is a need to improve the drafting of the minutes of the said Ordinary and Extraordinary meetings, so as to correct the information recorded in them on the number of votes in favor, against, and abstentions, in election of members of the Board of Directors;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

–	the Board of Directors of Companhia Energética de Minas Gerais – Cemig now proposes to you as follows:

1)	authorization to exceed, in 2017:

–	the target for the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws, with an upper limit of 4.44 (four point four four) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the target for the ratio established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity), keeping it to a maximum of 55%; and

–	the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a limit of 192% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	such limits, after being reviewed at the time of the approval of the budget for 2007 by the Board of Directors, to be again submitted to the stockholders in a General Meeting;

2)	ratification of the fact of these ratios having being exceeded, subject to the limits stated above, in the period from January 1, 2017 until the Extraordinary General Meeting of Stockholders that decides on this proposal;

3)	re-ratification of the drafting of the minutes of the Ordinary and Extraordinary General Meetings of Stockholders held, concurrently, on April 29, 2016, improving their drafting to correct the information recorded in them as to the quantity of votes in favor and against, and abstentions, in election of members of the Board of Directors, as follows:

a)	nomination by the stockholder José Pais Rangel, as holder of preferred shares, of a sitting member and a substitute member for the Board of Directors, altering the record from: 342,287,674 votes in favor, 83,711,741 abstentions and 20,702,073 votes against, to: use of 130,000 votes of the said stockholder, accompanied by Mr. Daniel Alves Ferreira, representing a number of investment funds, with 60,353,489 votes in favor, 57,490,173 abstentions and 20,702,073 votes against;

b)	nomination by the stockholder José Pais Rangel and by the representative of Geração Futuro L. Par FIA, for the minority of stockholders having the right to vote, of a sitting member and substitute member for the Board of Directors, altering the record from: 342,993,338 votes in favor, 59,146,793 abstentions and 51,496 votes against, to: use of 110,000 votes in this election by the said representatives;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

c)	election, with adoption of the Multiple Vote, by the representative of the stockholder BNDESPar, of a sitting member for the Board of Directors, the representative stating that the nomination of this member’s substitute would take place at a later date, the seat remaining vacant, with alteration from: 396,406,730 votes in favor, 847,070 abstentions and 1,908,941 votes against, to: the use of 54,342,992 votes in this election by the said representative;

d)	election, with adoption of the Multiple Vote, by the representatives of the stockholder FIA Dinâmica Energia using 31,845,985 votes, and of AGC Energia S.A., of four sitting members and their substitutes to the Board of Directors, which were accompanied by Mr. Daniel Alves Ferreira, representative of several investment funds, with 47,337 votes, with alteration from: 342,063,738 votes in favor, 55,190,062 abstentions and 1,908,941 votes against, to 116,251,178 Votes in this election by the said representatives;

e)	election to the Board of Directors, with the adoption of the Multiple Vote, by the representatives of the majority stockholder, The State of Minas Gerais, and of FIA Dinâmica Energia, using the rest of the shares, that is to say, 8,685,269 votes, of a total of eight sitting members and their substitutes, with alteration from: 342,063,738 votes in favor, 55,190,062 abstentions and 1,908,941 votes against, to: 223,100,008 votes in this election by the said representatives.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, February 20, 2017

José Afonso Bicalho Beltrão da Silva	Marco Antônio Soares da Cunha Castello Branco
Allan Kardec de Melo Ferreira	Nelson José Hubner Moreira
Arcângelo Eustáquio Torres Queiroz	Patrícia Gracindo Marques de Assis Bentes
Daniel Alves Ferreira	Paulo Roberto Reckziegel Guedes
Helvécio Miranda Magalhães Junior	Saulo Alves Pereira Junior
José Pais Rangel	Bruno Magalhães Menicucci
Marcelo Gasparino da Silva	Samy Kopit Moscovitch
Marco Antônio de Rezende Teixeira

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MARKET ANNOUNCEMENT DATED MARCH 07, 2017: INJUNCTION KEEPS CEMIG IN CONTROL OF SÃO SIMÃO PLANT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Injunction keeps Cemig in control of São Simão plant

Continuing the series of Material Announcements and Market Announcements previously reporting on this matter, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

The Higher Appeal Court of Brazil (Superior Tribunal de Justiça – STJ) has granted an interim order maintaining Cemig Geração e Transmissão S.A. (‘Cemig GT’) in possession of the concession to operate the São Simão hydroelectric plant, in Minas Gerais, on the initial bases of Concession Contract No. 007/97, until conclusion of judgment on the application for an order of mandamus filed by the Company.

As reported by the case update on the website of the STJ at 8.14 p.m. on March 6, 2017 and stated by STJ Certificate 1783814, generated at 6.47 a.m. on March 7, 2017,

“... the interim injunction applied for by Cemig Geração e Transmissão S.A. is granted, until conclusion of judgment on the current application for mandamus, enabling the now applicant to remain in ownership of the concession for the São Simão Plant, on the initial bases of the concession contract, Nº 007/97.”

Cemig will keep its stockholders and the market timely and appropriately informed on the progress of this case.

Belo Horizonte, March 7, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.